VELOCITY PORTFOLIO GROUP, INC.
1800 Route 34 North, Building 4, Suite 404A, Wall, NJ 07719 (732) 556-9090

                                 February 27, 2009

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Velocity Portfolio Group, Inc. Form S-1 Registration Statement Initially Filed on September 18, 2008 File No. 333-153549

Ladies and Gentlemen:

        Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Velocity Portfolio Group, Inc., a Delaware corporation (the “Registrant”), hereby respectfully makes application to the Securities and Exchange Commission (the “Commission”) to withdraw the above-referenced registration statement, together with all exhibits, amendments and supplements thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. No securities were sold pursuant to this Registration Statement. The Registration Statement, as amended, was initially filed with the Commission on September 18, 2008.

        If you have any questions or comments please feel free to contact us.

Very truly yours,

/s/ James J. Mastriani

James J. Mastriani
Chief Financial Officer